SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                             The Z-Seven Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    988789103
                       ---------------------------------
                                 (CUSIP Number)


                   Margaret Bancroft, Dechert Price & Rhoads,
                   30 Rockefeller Plaza, New York, N.Y. 10112
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 18, 1997
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*This filing is the first electronically filed amendment to the Schedule 13D and such is amended and restated in full as required by Regulation S-T, Rule 101(a)(2)(ii).



                               Page 1 of 5 Pages


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                               SCHEDULE 13D

CUSIP No.   988789103                                       Page 2 of 5 Pages
_______________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
_______________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_______________________________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________________________
4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
_______________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_______________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     (I)   Panamanian Corporation
     (II)  Netherlands Antilles Corporation
     (III) United Kingdom
_______________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 349,105;  (II) & (III) 40,000
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 349,105;  (II) & (III) 40,000
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & III  349,105
     (II) & III   40,000
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I)  25.07%
     (II)  2.88%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        Common Stock
               The Z-Seven Fund, Inc.
               2651 W. Guadaloupe Rd. Suite-B233
               Mesa, AZ  85202

ITEM 2.(a), (b), (c) and (f)
               (I) Agape Co., SA, P.O. N7776, Lyford Cay, Nassau Bahamas, Investments
               (II) Unity, N.V., P.O. Box N7776 Lyford Cay, Nassau Bahamas, Investments
               (III) Sir John M. Templeton, P.O. Box NT159 Lyford Cay, Nassau, Bahamas Investments

                      Agape Co., S.A. and Unity, N.V. are indirectly controlled by John M. Templeton, a British subject, but they are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Security Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 under the 1934 Act.
                      Therefore they are of the view that shares held by them need not be aggregated for purposes of
                      Section 13(d).  However, Agape Co., S.A. and Unity
                      N.V. are making this filing on a voluntary basis as if all of the shares are beneficially owned by them on a joint basis.

               (d)    None
               (e)    None

ITEM 3. Pursuant to a Stock Purchase Agreement dated December 22, 1992 between Agape and the Issuer, Agape acquired 255,671 shares of the Z-Seven Fund, Inc., ("Shares") on December 22, 1992 and 93,434 Shares on December 24, 1992 in exchange for the transfer to the Issuer of securities owned by Agape. The number of Shares received by Agape was determined by dividing the market value of the securities transfered by Agape by the product of the net asset value per Share multiplied by 1.005%, rounded to the nearest cent.

               The 40,000 Shares acquired by Unity were acquired in the open market for cash at an aggregate cash purchase price of $597,504.85 from Unity's available cash balances.

ITEM 4. Pursuant to the Stock Purchase Agreement described in Item 3, Agape was given the right to request that the Issuer register the sale of the Shares it acquired with the Securities and Exchange Commission. Agape is proposing that in lieu of registering the shares for re-sale to the public, the Issuer give consideration to purchasing all or some of its holdings. Agape has been informed that the Issuer's Board of Directors is prepared to consider this request, subject to reaching agreement on satisfactory terms and conditions and to obtaining an order from the Securities and Exchange Commission permitting the repurchase. It has also been informed that the Issuer would expect that any such repurchase would be conducted in an orderly fashion over a period of time. Agape and/or Unity may also seek to dispose of some or a portion of their holdings through private transactions or pursuant to Rule 144.

ITEM 5.        (a)    Agape Co. S.A. 349,105 - 25.07%
                      Unity, N.V.     40,000 -  2.88%

               (b) By virtue of his indirect control Sir John Templeton shares with Agape the power to vote and dispose of the shares owned by Agape and, similarly, shares with Unity, the power to vote and dispose of the shares owned by Unity.

               (c)    None.

               (d)    Not applicable.

               (e)    Not applicable.

ITEM 6.        See Item 3.

ITEM 7.        No exhibits

Signature

               After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 18, 1997                       Agape Co., S.A., by John M.
---------------------------
                                            Templeton, President*
                                            Unity, N.V., by John M. Templeton,
                                            President*
                                            John M. Templeton, Individually
                                            As indirect beneficial owner*

                                      *BY:  /s/ Margaret Bancroft
                                            -----------------------------------
                                            Margaret Bancroft, Attorney-in-Fact





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